Exhibit 99.1

FEMSA Announces First Quarter 2020 Results

Monterrey, Mexico, April 30, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the first quarter of 2020.

FINANCIAL HIGHLIGHTS:

•	5.5% revenue growth (2.7% on an organic[1] basis) at FEMSA Consolidated
•	30 basis points operating margin expansion at FEMSA Comercio’s Proximity Division
•	19.9% revenue growth (-0.9% on an organic[1] basis) at FEMSA Comercio’s Health Division
•	5.1% volume growth in Coca-Cola FEMSA operations in South America
•	Robust balance sheet; positions FEMSA well amid current economic environment

FINANCIAL SUMMARY FOR THE FIRST QUARTER OF 2020
Change vs. same period last year
	Revenues	Gross Profit	Income from Operations	Same-Store Sales

FEMSA CONSOLIDATED	5.5%	7.1%	6.0%
FEMSA COMERCIO
Proximity Division	10.6%	15.0%	15.4%	5.5%
Health Division	19.9%	17.4%	21.8%	(6.8%)
Fuel Division	0.0%	4.4%	(24.3%)	(1.5%)
COCA-COLA FEMSA	(1.9%)	(0.9%)	0.3%

Eduardo Padilla, FEMSA’s CEO, commented:

“Our year got off to a strong start across our business units, but as the magnitude of the COVID-19 emergency became clear in late March, and as measures were taken by governments and adopted by consumers, our focus changed quickly from earnings growth, to risk mitigation and business continuity. While most of the numbers we present today are solid, my greatest recognition goes to our team, across our operations, for reacting and adapting to the rapidly changing environment with high levels of agility and effectiveness. They quickly launched initiatives, defined protocols, adjusted processes and did everything necessary to protect our people, our consumers, our long-term business partners and our company.

As of today, a majority of our business units are being allowed to operate, given their essential nature. Our OXXO stores, drugstores and fuel stations are mostly open, but with increasing restrictions that vary by jurisdiction, and showing clear reductions in traffic that will impact results for as long as these conditions persist. Coca-Cola FEMSA is leveraging its large off-premise customer base and its flexible commercial platforms, but we are seeing some negative mix effects and increasing complexities in what are traditionally contact-intensive customer relationships. And as we all know, there is great uncertainty regarding the duration of the lockdowns and social-distancing policies. However, crisis often breeds opportunity. With that in mind, we are intensifying our digital and technology-driven initiatives across operations, and we will work hard to come out of this a stronger, more humane, more resilient and better positioned company.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

1

COVID-19 Management Framework: Priorities, Initiatives and Measures

•	Our People

Keeping our people safe and healthy is our first priority. Among related initiatives, we identified more than 25,000 vulnerable employees across business units and sent them home with pay. We have enabled remote collaboration where possible and eliminated travel. We are providing our personnel with all required protection equipment and have put in place enhanced safety and sanitary protocols at all stores and facilities. Furthermore, our firm objective is to provide job security for our employees, and we are working hard to avoid job losses.

•	Our Customers

We strive to provide a safe environment every time we interact with one of our millions of customers. We provide sanitizer at our stores, facilitate proper distancing, and avoiding high concentrations of customers in our locations. And we are increasingly offering our customers more ways to make their purchase, leveraging digital channels, with Coca-Cola FEMSA leading the way in omni-channel and FEMSA Comercio making progress with their digital initiatives.

•	Our Communities

We are leveraging our scale and reach to donate and channel resources to our communities in need. Examples include Coca-Cola FEMSA bringing hydration to health centers, FEMSA Strategic Businesses contributing its manufacturing expertise in a collaborative effort to produce low-cost medical ventilators in Mexico, and various monetary and in-kind donations by FEMSA Comercio.

•	Our Financial Liquidity and Business Continuity

We have adjusted our business focus to ensure we can operate under significant stress, and we have strengthened our cash balances by accessing a portion of our available credit lines. Each business unit has considered scenarios with varying durations and stress levels, and we have laid out the strategy for potential contingencies. We have put in place aggressive cost reduction and efficiency measures and are ready to adjust CAPEX as needed.

•	On January 16th, 2020, FEMSA announced the placement of a U.S.-denominated SEC-registered offering of Senior Unsecured Notes (“Initial Notes”) in the international capital markets. FEMSA successfully issued USD $1,500 million in 30-year senior unsecured notes. The notes will bear interest at an annual rate of 130 basis points over the relevant benchmark, for a yield of 3.608% and a coupon of 3.500%. Later, on February 12, 2020, FEMSA announced the successful placement of a US$300 million re-tap to the Initial Notes. This re-tap issuance (“New Notes”), represents an additional issuance to FEMSA’s Initial Notes. The New Notes will be treated as a single class with the Initial Notes, raising the total outstanding balance to US $1,800 million. The New Notes were priced at 101.433 for an implied yield to maturity of 3.423%. This issuance received credit ratings of A- from Standard & Poor's and A from Fitch Ratings. The proceeds from these issuances will be used for general corporate purposes.

•	On March 9th, 2020, FEMSA announced that it had entered into a definitive agreement with the shareholders of WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”) to form a new platform within the Jan-San, Packaging and Specialized distribution industry in the United States. The platform will bring together two market leaders in this field: WAXIE And North American, with FEMSA acquiring a majority controlling interest in the combined company. Current shareholders of WAXIE and North American will remain investors. Each company will maintain their current management teams, with Charles Wax of WAXIE and John Miller of North American, members of the founding families of their respective companies and current CEOs, now serving as co-CEOs of the new enterprise. FEMSA’s investment in this venture is US$900 million. The transaction is expected to close during the first semester of 2020.

•	On March 20th, 2020, FEMSA held its Annual Ordinary General Shareholders Meeting, during which the shareholders approved the Company’s annual report for 2019 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2019 and the election of the Board of Directors and its Committees for 2020. The shareholders approved the payment of a cash dividend in the amount of Ps. 10,360 million, consisting of Ps. 0.6458 per each Series "D" share and Ps. 0.5167 per each Series "B" share, which amounts to Ps. 3.1000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 31.000 per ADS (NYSE: FMX), and Ps. 2.5833 per "B" Unit (BMV: FEMSAUB). The dividend will be paid no later than November 5th, 2020, in one or two installments on the dates to be determined by the Board of Directors. In addition, the shareholders established the amount of Ps. 17,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2020.

April 30, 2020	2

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED

FEMSA CONSOLIDATED					CONSOLIDATED BALANCE SHEET
1Q20 Financial Summary
(Millions of Ps.)					(Millions of Ps.)

	1Q20	1Q19	Var.	Org.	As of March 31, 2020	Ps.	US$ [3]
Revenues	122,284	115,938	5.5%	2.7%	Cash	133,470	5,692
Income from Operations	9,518	8,978	6.0%	4.4%	Short-term debt	33,160	1,414
Income from Operations Margin (%)	7.8	7.7	10 bps		Long-term debt [4]	163,054	6,954
Operative Cash Flow (EBITDA)	17,133	15,612	9.7%	7.7%	Net debt [4]	62,744	2,676
Operative Cash Flow (EBITDA) Margin (%)	14.0	13.5	50 bps
Net Income	9,112	3,849	136.7%

Total revenues increased 5.5% in 1Q20 compared to 1Q19, reflecting growth across most of our business units. On an organic1 basis, total revenues grew 2.7%.

Gross profit grew 7.1%. Gross margin expanded 60 basis points, mainly driven by expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at FEMSA Comercio’s Health Division.

Income from operations increased 6.0%. On an organic1 basis, income from operations increased 4.4%. Consolidated operating margin increased 10 basis points to 7.8% of total revenues, reflecting stable margins at FEMSA Comercio’s Health Division and margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division. These were partially offset by a margin contraction at FEMSA Comercio’s Fuel Division.

Income tax was Ps. 4,723 million in 1Q20.

Net consolidated income increased significantly to Ps. 9,112 million, mainly driven by a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso and higher income from operations across most of our business units, partially offset by higher interest expense and a decrease in FEMSA’s participation in Heineken’s results.

Net majority income was Ps. 2.55 per FEMSA Unit2 and US$1.09 per FEMSA ADS.

Capital expenditures amounted to Ps. 5,309 million, reflecting higher investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2020 was 23.4480 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

April 30, 2020	3

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
1Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	1Q20	1Q19	Var.
Same-store sales (thousands of Ps.)	746	707	5.5%
Revenues	45,620	41,250	10.6%
Income from Operations	3,055	2,648	15.4%
Income from Operations Margin (%)	6.7	6.4	30 bps
Operative Cash Flow (EBITDA)	5,748	5,014	14.6%
Operative Cash Flow (EBITDA) Margin (%)	12.6	12.2	40 bps

STORE COUNT

Total revenues increased 10.6% in 1Q20 compared to 1Q19, reflecting the opening of 268 net new OXXO stores in the quarter to reach 1,365 total net new store openings for the last twelve months. As of March 31, 2020, FEMSA Comercio’s Proximity Division had a total of 19,598 OXXO stores. OXXO’s same-store sales increased an average of 5.5%, driven by 9.1% growth in average customer ticket, partially offset by a decrease of 3.3% in store traffic. These results reflect an extra day in February.

Gross profit reached 40.0% of total revenues, reflecting healthy trends in our commercial income activity, and increased and more efficient promotional programs with our key supplier partners.

Income from operations amounted to 6.7% of total revenues. Operating expenses increased 15.0% to Ps. 15,185 million, above revenues, mainly reflecting: i) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams; and ii) higher investments in IT programs and infrastructure. These were partially offset by lower electricity costs as approximately 70% of our stores in Mexico are now being supplied from wind energy.

April 30, 2020	4

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION 1Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	1Q20	1Q19	Var.	Org.
Same-store sales (thousands of Ps.)	1,294	1,389	(6.8%)
Revenues	15,296	12,758	19.9%	(0.9%)
Income from Operations	385	316	21.8%	0.3%
Income from Operations Margin (%)	2.5	2.5	0 bps
Operative Cash Flow (EBITDA)	1,191	995	19.7%	(2.8%)
Operative Cash Flow (EBITDA) Margin (%)	7.8	7.8	0 bps

STORE COUNT

Total revenues increased 19.9% in 1Q20 compared to 1Q19. On an organic1 basis, total revenues decreased 0.9% reflecting positive trends across our operations, that were offset by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos. As of March 31, 2020, FEMSA Comercio’s Health Division had a total of 3,196 points of sale across our territories. This figure reflects the addition of 35 net new stores in the quarter, to reach 812 total net new store additions for the last twelve months, including the integration of Corporación GPF during the 2Q19. Same-store sales for drugstores decreased an average of 6.8%, reflecting the revenue drivers described above. On a currency-neutral2 basis, total revenues increased 35.9% while same-store sales increased by 3.1%.

Gross profit represented 28.1% of total revenues, reflecting modified pricing regulations in Colombia, and soft trading in our Maicao operations in Chile. These were partially offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico.

Income from operations increased 21.8%. Operating expenses increased 17.0% to Ps. 3,913 million, below revenues, driven by cost efficiencies and tight expense control across our operations.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

April 30, 2020	5

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION 1Q20 Financial Summary
(Millions of Ps. except same-stations sales)

	1Q20	1Q19	Var.
Same-station sales (thousands of Ps.)	6,599	6,697	(1.5%)
Revenues	10,858	10,853	0.0%
Income from Operations	234	309	(24.3%)
Income from Operations Margin (%)	2.2	2.8	-60 bps
Operative Cash Flow (EBITDA)	464	535	(13.3%)
Operative Cash Flow (EBITDA) Margin (%)	4.3	4.9	-60 bps

SERVICE STATIONS COUNT

Total revenues remained flat in 1Q20 compared to 1Q19, reflecting the addition of 5 net new OXXO gas stations in the quarter, reaching 10 total net new stations in the last twelve months. This was offset by a same-station sales decrease of 1.5%, driven by a 0.9% decrease in the average price per liter, coupled with a decrease of 0.6% in the average volume. As of March 31, 2020, FEMSA Comercio’s Fuel Division had a total of 550 OXXO GAS service stations.

Gross profit reached 10.6% of total revenues.

Income from operations amounted to 2.2% of total revenues. Operating expenses increased 15.6% to Ps. 920 million, above revenues, reflecting: i) higher wages and improved compensation structures for our in-station personnel aimed at reducing turnover in a tight labor market; and ii) maintenance and remodeling expenses related to the transition into the new OXXO GAS brand image.

April 30, 2020	6

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

CONFERENCE CALL INFORMATION:

Our First Quarter 2020 Conference Call will be held on: Thursday, April 30, 2020, 9:30 AM Eastern Time (8:30 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 289 0438; International: +1 (323) 794 2423; Conference Id: 8031486. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has approximately 300,000 employees in 12 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2020, which was 23.4480 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

April 30, 2020	7

FEMSA Consolidated Income Statement
Millions of Pesos

	For the first quarter of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	122,284	100.0	115,938	100.0	5.5	2.7
Cost of sales	76,441	62.5	73,144	63.1	4.5
Gross profit	45,843	37.5	42,794	36.9	7.1
Administrative expenses	5,020	4.1	4,697	4.1	6.9
Selling expenses	31,027	25.4	28,720	24.8	8.0
Other operating expenses (income), net (1)	278	0.2	399	0.3	(30.3)
Income from operations(2)	9,518	7.8	8,978	7.7	6.0	4.4
Other non-operating expenses (income)	(143)		254		(156.3)
Interest expense	5,338		3,470		53.8
Interest income	690		744		(7.3)
Interest expense, net	4,648		2,726		70.5
Foreign exchange loss (gain)	(8,325)		1,187		N.S.
Other financial expenses (income), net.	(104)		(24)		N.S.
Financing expenses, net	(3,781)		3,889		(197.2)
Income before income tax and participation in associates results	13,442		4,835		178.0
Income tax	4,723	35.1%	1,930	39.9%	144.7
Participation in associates results(3)	393		944		(58.4)
Net income from continuing operations	9,112		3,849		136.7
Net income from discontinued operations	-		-		(100.0)
Net consolidated income	9,112		3,849		136.7
Net majority income	7,787		2,233		N.S.
Net minority income	1,325		1,616		(18.0)

Operative Cash Flow & CAPEX	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)
Income from operations	9,518	7.8	8,978	7.7	6.0	4.4
Depreciation	6,135	5.0	5,673	4.9	8.1
Amortization & other non-cash charges	1,480	1.2	961	0.9	54.0
Operative Cash Flow (EBITDA)	17,133	14.0	15,612	13.5	9.7	7.7
CAPEX	5,309		4,077		30.2

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken and Raizen Conveniencias´ results, net.

April 30, 2020	8

FEMSA Consolidated Balance Sheet

Millions of Pesos

ASSETS		Mar-20	Dec-19	% Inc.
Cash and cash equivalents		133,470	65,562	103.6	67,908
Investments		14,280	12,366	15.5
Accounts receivable		26,759	29,633	(9.7)
Inventories		40,942	41,023	(0.2)
Other current assets		34,938	23,995	45.6		x
Total current assets		250,389	172,579	45.1
Investments in shares		120,734	97,470	23.9
Property, plant and equipment, net		117,936	114,513	3.0
Right of use		54,696	52,684	3.8
Intangible assets (1)		148,230	146,562	1.1
Other assets		69,248	53,733	28.9
TOTAL ASSETS		761,233	637,541	19.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		30,403	3,935	N.S.
Current maturities of long-term debt		2,757	12,269	(77.5)
Interest payable		1,746	895	95.1
Current maturities of long-term leases		7,078	7,387	(4.2)
Operating liabilities		114,058	112,048	1.8
Total current liabilities		156,042	136,534	14.3
Long-term debt (2)		163,054	95,714	70.4
Long-term leases		50,226	47,292	6.2
Laboral obligations		6,505	6,347	2.5
Other liabilities		37,575	25,903	45.1
Total liabilities		413,402	311,790	32.6
Total stockholders’ equity		347,831	325,751	6.8
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		761,233	637,541	19.4

	March 31, 2019
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	44.0%	7.6%
U.S. Dollars	30.3%	3.4%
Euros	14.1%	1.8%
Colombian pesos	0.9%	5.0%
Argentine pesos	0.3%	49.3%
Brazilian reais	6.8%	9.1%
Chilean pesos	2.6%	4.2%
Uruguayan Pesos	1.0%	11.5%
Total debt	100.0%	5.7%

Fixed rate (2)	79.5%
Variable rate (2)	20.5%

DEBT MATURITY PROFILE	2020	2021	2022	2023	2024	2025+
% of Total Debt	11.3%	6.8%	1.2%	18.7%	1.6%	60.4%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

April 30, 2020	9

FEMSA Comercio - Proximity Division Results of Operations
Millions of Pesos

	For the first quarter of:
	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	45,620	100.0	41,250	100.0	10.6
Cost of sales	27,380	60.0	25,396	61.6	7.8
Gross profit	18,240	40.0	15,854	38.4	15.0
Administrative expenses	1,287	2.8	1,002	2.4	28.4
Selling expenses	13,873	30.4	12,156	29.5	14.1
Other operating expenses (income), net	25	0.1	48	0.1	(47.9)
Income from operations	3,055	6.7	2,648	6.4	15.4
Depreciation	2,514	5.5	2,226	5.4	12.9
Amortization & other non-cash charges	179	0.4	140	0.4	27.9
Operative cash flow (EBITDA)	5,748	12.6	5,014	12.2	14.6
CAPEX	2,255		1,830		23.2

Information of OXXO Stores
Total stores	19,598		18,233		7.5
Stores Mexico	19,344		18,061		7.1
Stores South America	254		172		47.7

Net new convenience stores:
vs. Last quarter	268		234		14.5
Year-to-date	268		234		14.5
Last-twelve-months	1,365		1,416		(3.6)

Same-store data: (1)
Sales (thousands of pesos)	745.9		706.7		5.5
Traffic (thousands of transactions)	20.2		20.9		(3.3)
Ticket (pesos)	37.0		33.9		9.1

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 30, 2020	10

FEMSA Comercio - Health Division Results of Operations
Millions of Pesos

	For the first quarter of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	15,296	100.0	12,758	100.0	19.9	(0.9)
Cost of sales	10,998	71.9	9,097	71.3	20.9
Gross profit	4,298	28.1	3,661	28.7	17.4
Administrative expenses	798	5.2	522	4.1	52.9
Selling expenses	3,087	20.2	2,810	22.0	9.9
Other operating expenses (income), net	28	0.2	13	0.1	115.4
Income from operations	385	2.5	316	2.5	21.8	0.3
Depreciation	662	4.3	598	4.7	10.7
Amortization & other non-cash charges	144	1.0	81	0.6	77.8
Operative cash flow (EBITDA)	1,191	7.8	995	7.8	19.7	(2.8)
CAPEX	374		291		28.5

Information of Stores
Total Stores(1)	3,196		2,384		34.1
Stores Mexico	1,261		1,171		7.7
Stores South America(1)	1,935		1,213		59.5

Net new stores:
vs. Last quarter	35		23		52.2
Year-to-date	35		23		52.2
Last-twelve-months	812		149		N.S.

Same-store data: (2)
Sales (thousands of pesos)	1,293.8		1,388.9		(6.8)

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Includes GPF Adquisition

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

April 30, 2020	11

FEMSA Comercio - Fuel Division Results of Operations
Millions of Pesos

	For the first quarter of:
	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	10,858	100.0	10,853	100.0	0.0
Cost of sales	9,704	89.4	9,748	89.8	(0.5)
Gross profit	1,154	10.6	1,105	10.2	4.4
Administrative expenses	36	0.3	43	0.4	(16.3)
Selling expenses	884	8.1	735	6.8	20.3
Other operating expenses (income), net	-	-	18	0.2	(100.0)
Income from operations	234	2.2	309	2.8	(24.3)
Depreciation	223	2.1	203	1.9	9.9
Amortization & other non-cash charges	7	-	23	0.2	(69.6)
Operative cash flow (EBITDA)	464	4.3	535	4.9	(13.3)
CAPEX	103		123		(16.2)

Information of OXXO GAS Service Stations
Total service stations	550		540		1.9
Net new service stations
vs. Last quarter	5		1		N.S.
Year-to-date	5		1		N.S.
Last-twelve-months	10		73		(86.3)

Volume (million of liters) total stations	619		616		0.3

Same-stations data: (1)
Sales (thousands of pesos)	6,599.0		6,697.4		(1.5)
Volume (thousands of liters)	378.4		380.8		(0.6)
Average price per liter	17.4		17.6		(0.9)

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

April 30, 2020	12

Coca-Cola FEMSA Resultados de Operación
Millones de pesos

	For the first quarter of:
	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	45,348	100.0	46,248	100.0	(1.9)
Cost of sales	24,634	54.3	25,355	54.8	(2.8)
Gross profit	20,714	45.7	20,892	45.2	(0.9)
Administrative expenses	1,855	4.1	2,201	4.8	(15.7)
Selling expenses	12,680	28.0	12,645	27.3	0.3
Other operating expenses (income), net	450	1.0	332	0.7	35.5
Income from operations	5,729	12.6	5,714	12.4	0.3
Depreciation	2,259	5.0	2,262	4.9	(0.1)
Amortization & other non-cash charges	1,099	2.4	564	1.2	94.7
Operative cash flow (EBITDA)	9,086	20.0	8,541	18.5	6.4
CAPEX	2,082		1,541		35.1

Sales volumes
(Millions of unit cases)
Mexico and Central America	476.4	60.0	478.0	60.0	(0.3)
South America	111.1	14.0	105.7	13.3	5.1
Brazil	206.0	26.0	212.4	26.7	(3.0)
Total	793.5	100.0	796.1	100.0	(0.3)

April 30, 2020	13

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2020	LTM(1) Mar-20	Mar-20		Dec-19
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.33%	4.17%	23.51	1.0000	18.85	1.0000
Colombia	1.51%	3.55%	4,064.81	0.0058	3,277.14	0.0058
Brazil	0.86%	3.97%	5.20	4.5227	4.03	4.6754
Argentina	7.59%	49.37%	64.47	0.3647	59.89	0.3147
Chile	1.64%	4.48%	846.30	0.0278	744.62	0.0253
Euro Zone	0.29%	2.03%	0.87	26.8826	0.89	21.1223

(1) LTM = Last twelve months.

April 30, 2020	14

Coca-Cola FEMSA Announces First Quarter 2020 Results

Mexico City, April 29, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2020.

FIRST QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes remained flat, as a slight contraction in Mexico and volume declines in Brazil and Uruguay were offset by volume growth in Argentina, Central America, and Colombia.

•	Total revenues decreased 1.9%, while comparable revenues grew 3.6%. Our pricing initiatives were offset mainly by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos.

•	Operating income remained flat, while comparable operating income increased 6.3%. Declining raw material costs, coupled with operating expenses efficiencies and tax reclaims in Brazil, were offset mainly by higher concentrate costs, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•	Majority net income decreased 1.5%, driven mainly by a one-time expense due to the prepayment of our 2023 U.S. dollar denominated bond, related to our successful debt refinancing initiatives completed during the quarter.

•	Earnings per share[1] were Ps. 0.15 (Earnings per unit were Ps. 1.21 and per ADS were Ps. 12.15.).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q20	1Q20	1Q20	1Q20
As Reported	Consolidated	(1.9%)	(0.9%)	0.3%	(1.5%)
	Mexico & Central America	2.8%	5.7%	11.7%
	South America	(7.5%)	(9.3%)	(13.0%)

Comparable	Consolidated	3.6%	4.4%	6.3%
	Mexico & Central America	2.0%	4.9%	10.7%
	South America	5.8%	3.8%	0.3%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“During the first quarter, we successfully navigated currency headwinds and the initial effects of the COVID-19 pandemic to deliver positive results. Excluding currency translation effects, our comparable revenues grew 3.6%, while our comparable operating income grew 6.3%, reflecting our positive underlying operating performance and our ability to drive cost and expense efficiencies. Importantly, recognizing the rapidly changing environment, we developed a comprehensive framework focused on deploying actions to ensure the continuity of our business, putting the safety and wellbeing of our employees as a paramount priority. Accordingly, we are listening and reacting to the needs of our customers, consumers, and the communities we serve. Following our conservative profile, we took measures to further strenghten our balance sheet, succesfully refinancing debt and taking on short-term credits to strengthen our cash position, all while implementing additional control measures on our costs, expenses, and CAPEX.

I am proud of the level of collaboration and resilience that we demonstrate as an organization. Coca-Cola FEMSA has faced crises before, and has been able to adapt and capitalize on dynamic environments. I am confident that the pressures we face will be temporary and that the measures we are taking will position us for success in the long-term.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 15 of 28

RECENT DEVELOPMENTS

COVID-19 Outbreak

•	During the first quarter of 2020, the Company developed a comprehensive management framework designed to guide its mitigation actions across five key areas: collaborators, clients, consumers, community, and cash flow.

o	Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Examples of the Company’s additional measures include implementing reinforced health, sanitation, and hygiene protocols across its facilities and providing additional protective equipment such as masks, gloves, and sanitizing gels.
o	Clients: The Company is helping its clients to remain open for business in a safe way. Among its initiatives, the Company is leveraging its digital capabilities such as multichannel order taking via B2B platforms, contact centers, and WhatsApp. In addition, the Company’s preventive measures include donating protective screens for its clients’ counters.
o	Consumers: Consumers are at the center of the Company’s DNA. Accordingly, its mitigation actions include leveraging its affordability portfolio across key markets and channels, as well as reinforcing its presence in digital and direct to home channels.
o	Communities: As a social response to the current situation, the Company is donating beverages to health centers, transporting health supplies, contributing to the construction of alternative health centers, and acquiring medical equipment, among other community relief initiatives.
o	Cash Flow: Coca-Cola FEMSA´s liquidity position is robust and has a strong balance sheet, nonetheless, consistent with its financial discipline, the Company is implementing measures to further strengthen its balance sheet and protect its cash flow by prioritizing or deferring CAPEX investments and rationalizing expenses.

•	The Company is confident that it has the resilient profile, solid cash position, balance sheet, and operational prowess to navigate this challenging environment.

Other Recent Developments

•	As was previously disclosed, in January 2020, Coca-Cola FEMSA issued US$1.25 billion aggregate principal amount of senior notes due 2030. The net proceeds from the sale of the 2030 notes were used to repurchase and redeem its 3.875% senior notes due 2023 and for general corporate purposes. This resulted in the one-time expense due to the prepayment of our U.S. dollar denominated bond due 2023 and related to our successful debt refinancing initiatives completed during the quarter. In addition, in February 2020, the Company announced the successful placement of two tranches of Mexican Peso-denominated bonds or certificados bursátiles in the Mexican market for an aggregate amount of Ps. 3,000 million for 8 years and for an aggregate amount of Ps. 1,727 million for 5.5 years.
•	In addition to the previously mentioned transactions, the Company incurred in short-term financing for Ps. 11,143 million as a preventive measure to reinforce its cash position. As of 31 March 2020, the Company had a cash position of more than Ps. 39 billion.
•	Similar to what it was reported for the third quarter of 2019, following a favorable decision from Brazilian authorities on a separate matter, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in an extraordinary positive effect on its first-quarter 2020 results, affecting mainly other operating revenues and other operating expenses, net. The total net amount of extraordinary tax effects in Brazil, including our conservative approach to not credit IPI related to concentrate purchases in Brazil, in the operating income is Ps. 78 million for the period.
•	In an effort to provide readers with a more useful representation of the Company's underlying financial and operating performance, as of the first quarter 2020, the Company adjusted its methodology to calculate comparable figures, no longer excluding hyperinflationary operations. Due to this change, the term “comparable” means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 16 of 28

•	On March 17, 2020, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2019, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2019, and the appointment or reelection of the members of the Board of Directors and the Planning and Finance, Audit, and Corporate Practices Committees for 2020. Shareholders approved the payment of a cash dividend of Ps. 0.6075 per share (equivalent to Ps. 4.86 per unit) to be paid in two installments as of May 5, 2020, and November 3, 2020. This dividend payment represents a 37% increase compared to the previous year’s dividend.
•	Coca-Cola FEMSA released its 2019 integrated report entitled, “One vision, One platform, One future,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 17 of 28

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2020	1Q 2019	Δ%	Δ%
Total revenues	45,348	46,248	(1.9%)	3.6%
Gross profit	20,714	20,892	(0.9%)	4.4%
Operating income	5,729	5,714	0.3%	6.3%
Operating cash flow (2)	9,086	8,541	6.4%	12.2%

Volume decreased 0.3% to 793.5 million unit cases, driven mainly by volume declines in Brazil and Uruguay and a slight volume contraction in Mexico, partially offset by volume growth in Argentina, Central America, and Colombia.

Total revenues decreased 1.9% to Ps. 45,348 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Our decline in revenues was driven mainly by the negative translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso, an effect that was partially offset by price initiatives in key markets. On a comparable basis, total revenues increased 3.6%.

Gross profit decreased 0.9% to Ps. 20,714 million, and gross margin increased 50 basis points to 45.7%. Our gross margin expansion was driven mainly by lower PET costs and a favorable raw material hedging position. These effects were partially offset by higher concentrate costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 4.4%.

Operating income remained flat at Ps. 5,729 million, and operating margin increased 20 basis points to 12.6%. This result was driven mainly by operating expense efficiencies and tax reclaims in Brazil. On a comparable basis, operating income increased 6.3%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 18 of 28

Comprehensive financing result recorded an expense of Ps. 2,196 million, compared to an expense of Ps. 1,593 million in the same period of 2019. This increase was driven mainly by a one-time interest expense due to the prepayment of our U.S. dollar denominated bond due 2023 related to our successful debt refinancing initiatives performed during the quarter. In particular, we tender offer and make whole a total of US$900 million of a Yankee bond maturing in 2023. This effect was partially offset by a foreign exchange gain, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso. In addition, we recognized a larger gain in monetary position in inflationary subsidiaries.

Income tax as a percentage of income before taxes was 30.6% as compared to 32.7% during the same period of the previous year. This decrease was driven mainly by the increase in the relative weight of Mexico’s profits in our consolidated results, which has a lower tax rate, partially offset by an increase generated by the valuation of certain financial instruments related to our hedging strategies.

Net income attributable to equity holders of the company was Ps. 2,552 million as compared to Ps. 2,590 million during the same period of the previous year. This decline was driven mainly by a one-time expense of Ps. 1,475 million impacting our interest expense, due to the prepayment of our U.S. dollar denominated bond due 2023. This prepayment is related to our successful debt refinancing initiatives completed during the quarter. Earnings per share1 were Ps. 0.15 (Earnings per unit were Ps. 1.21 and per ADS were Ps. 12.15.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 19 of 28

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2020	1Q 2019	Δ%	Δ%
Total revenues	25,524	24,823	2.8%	2.0%
Gross profit	12,453	11,781	5.7%	4.9%
Operating income	3,435	3,076	11.7%	10.7%
Operating cash flow (2)	5,604	4,772	17.4%	16.4%

Volume remained flat, as a 0.6% decline in Mexico was offset by 1.4% volume growth in Central America. Volume growth in Central America was driven mainly by the positive performance of Guatemala.

Total revenues increased 2.8% to Ps. 25,524 million, driven mainly by pricing initiatives across the division and volume growth in Central America, partially offset by a volume decline in Mexico. On a comparable basis, total revenues increased 2.0%.

Gross profit increased 5.7% to Ps. 12,453 million, and gross profit margin expanded 130 basis points to 48.8%, driven mainly by our pricing initiatives, lower PET prices, and a favorable currency hedging position. These factors were partially offset by higher concentrate costs in Mexico. On a comparable basis, gross profit increased 4.9%.

Operating income increased 11.7% to Ps. 3,435 million in the first quarter of 2020, and operating income margin expanded 110 basis points to 13.5% during the period, driven mainly by operating expense efficiencies related to expenses incurred during the previous year related to our Fuel for Growth efficiency program. These factors were partially offset by an operating foreign exchange loss. On a comparable basis, operating income increased 10.7%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 20 of 28

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2020	1Q 2019	Δ%	Δ%
Total revenues	19,824	21,425	(7.5%)	5.8%
Gross profit	8,261	9,111	(9.3%)	3.8%
Operating income	2,294	2,638	(13.0%)	0.3%
Operating cash flow (2)	3,483	3,768	(7.6%)	6.1%

Volume remained flat, as declines in Brazil and Uruguay were offset by volume growth in Colombia and Argentina.

Total revenues declined 7.5% to Ps. 19,824 million, driven mainly by an unfavorable currency translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, pricing initiatives, and volume declines in Brazil and Uruguay. These factors were partially offset by volume growth in Colombia and Argentina. On a comparable basis, total revenues increased by 5.8%.

Gross profit decreased 9.3% to Ps. 8,261 million, and gross profit margin contracted 80 basis points to 41.7%. This decrease was driven mainly by higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to our temporary decision to suspend such tax credits, and the depreciation of the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These factors were partially offset by pricing initiatives and lower PET and sweetener prices. On a comparable basis, gross profit increased 3.8%.

Operating income decreased 13.0% to Ps. 2,294 million in the first quarter of 2020, resulting in a margin contraction of 70 basis points to 11.6%, driven mainly by higher labor and maintenance costs, coupled with an operating foreign exchange loss. These effects were partially offset by operating expense efficiencies in Colombia and tax reclaims in Brazil. On a comparable basis, operating income increased 0.3%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 21 of 28

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 22 of 28

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 23 of 28

COCA-COLA FEMSA CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,652.4		4,837.8		-3.8%	-3.8%
Volume (million unit cases)	793.5		796.1		-0.3%	-0.3%
Average price per unit case	51.88		52.57		-1.3%
Net revenues	44,958		46,021		-2.3%
Other operating revenues	390		227		72.1%
Total revenues (2)	45,348	100.0%	46,248	100.0%	-1.9%	3.6%
Cost of goods sold	24,634	54.3%	25,355	54.8%	-2.8%
Gross profit	20,714	45.7%	20,892	45.2%	-0.9%	4.4%
Operating expenses	14,536	32.1%	14,847	32.1%	-2.1%
Other operative expenses, net	317	0.7%	310	0.7%	2.2%
Operative equity method (gain) loss in associates(3)	133	0.3%	22	0.0%	514.4%
Operating income (5)	5,729	12.6%	5,714	12.4%	0.3%	6.3%
Other non operative expenses, net	(7)	0.0%	75	0.2%	NA
Non Operative equity method (gain) loss in associates (4)	(73)	-0.2%	(34)	-0.1%	-118.0%
Interest expense	3,070		1,735		77.0%
Interest income	288		249		15.6%
Interest expense, net	2,782		1,486		87.2%
Foreign exchange loss (gain)	(486)		112		NA
Loss (gain) on monetary position in inflationary subsidiaries	(98)		(5)		NA
Market value (gain) loss on financial instruments	(2)		(0)		NA
Comprehensive financing result	2,196		1,593		37.8%
Income before taxes	3,613		4,079		-11.4%
Income taxes	1,122		1,331		-15.7%
Result of discontinued operations	-		-		NA
Consolidated net income	2,491		2,749		-9.4%
Net income attributable to equity holders of the company	2,552	5.6%	2,590	5.6%	-1.5%
Non-controlling interest	(61)	-0.1%	158	0.3%	NA

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	5,729	12.6%	5,714	12.4%	0.3%
Depreciation	2,259		2,262		-0.1%
Amortization and other operative non-cash charges	1,099		564		94.7%
Operating cash flow (6)(7)	9,086	20.0%	8,541	18.5%	6.4%	12.2%
CAPEX	2,082		1,541		35.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 24 of 28

MEXICO & CENTRAL AMERICA DIVISION RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,597.5		2,688.4		-3.4%	-3.4%
Volume (million unit cases)	476.4		478.0		-0.3%	-0.3%
Average price per unit case	53.55		51.86		3.3%
Net revenues	25,512		24,788
Other operating revenues	12		35
Total Revenues (2)	25,524	100.0%	24,823	100.0%	2.8%	2.0%
Cost of goods sold	13,071	51.2%	13,042	52.5%
Gross profit	12,453	48.8%	11,781	47.5%	5.7%	4.9%
Operating expenses	8,571	33.6%	8,556	34.5%
Other operative expenses, net	386	1.5%	112	0.5%
Operative equity method (gain) loss in associates (3)	61	0.2%	36	0.1%
Operating income (4)	3,435	13.5%	3,076	12.4%	11.7%	10.7%
Depreciation, amortization & other operating non-cash charges	2,169	8.5%	1,696	6.8%
Operating cash flow (4)(5)	5,604	22.0%	4,772	19.2%	17.4%	16.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Estrella Azul, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,054.9		2,149.4		-4.4%	-4.4%
Volume (million unit cases)	317.1		318.1		-0.3%	-0.4%
Average price per unit case	49.38		53.65		-8.0%
Net revenues	19,446		21,233
Other operating revenues	378		192
Total Revenues (2)	19,824	100.0%	21,425	100.0%	-7.5%	5.8%
Cost of goods sold	11,563	58.3%	12,314	57.5%
Gross profit	8,261	41.7%	9,111	42.5%	-9.3%	3.8%
Operating expenses	5,964	30.1%	6,291	29.4%
Other operative expenses, net	(69)	-0.4%	197	0.9%
Operative equity method (gain) loss in associates (3)	72	0.4%	(15)	-0.1%
Operating income (4)	2,294	11.6%	2,638	12.3%	-13.0%	0.3%
Depreciation, amortization & other operating non-cash charges	1,189	6.0%	1,130	5.3%
Operating cash flow (4)(5)	3,483	17.6%	3,768	17.6%	-7.6%	6.1%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 13 for revenue breakdown.

(3)	Includes equity method in Leao Alimentos and Verde Campo, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 25 of 28

COCA-COLA FEMSA CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-20	Dec-19	% Var.	Liabilities & Equity	Mar-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	13,597	11,485	18%
	39,433	20,491	92%	Suppliers	17,767	19,832	-10%
Total accounts receivable	10,949	15,476	-29%	Short-term leasing Liabilities	565	483	17%
Inventories	11,479	10,538	9%	Other current liabilities	28,766	19,210	50%
Other current assets	11,698	10,291	14%	Total current liabilities	60,695	51,010	19%
Total current assets	73,559	56,796	30%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	77,761	58,492	33%
Property, plant and equipment	114,117	109,170	5%	Long Term Leasing Liabilities.	1,015	900	13%
Accumulated depreciation	(50,997)	(47,982)	6%	Other long-term liabilities	14,336	17,752	-19%
Total property, plant and equipment, net	63,120	61,188	3%	Total liabilities	153,807	128,154	20%
Right of use assets	1,464	1,381	6%	Equity
Investment in shares	9,731	9,751	0%	Non-controlling interest	6,504	6,751	-4%
Intangible assets and other assets	111,979	112,050	0%	Total controlling interest	121,314	122,934	-1%
Other non-current assets	21,772	16,673	31%	Total equity	127,818	129,685	-1%
Total Assets	281,625	257,839	9%	Total Liabilities and Equity	281,625	257,839	9%

	March 31, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	65.3%	29.4%	7.9%
U.S. Dollars	14.9%	0.0%	2.8%
Colombian Pesos	2.0%	16.3%	4.9%
Brazilian Reals	15.0%	0.6%	9.1%
Uruguayan Pesos	2.3%	0.0%	11.5%
Argentine Pesos	0.6%	7.1%	49.3%
Total Debt	100%	14.2%	7.6%

(1)	After giving effect to cross- currency swaps.
(2)	Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	45,619	49,784	-8.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.21	1.34
Operating cash flow/ Interest expense, net (1)	3.27	6.55
Capitalization (2)	44.4%	37.2%

(1)	Net debt = total debt - cash
(2)	Total debt / (long-term debt + shareholders' equity)
(3)	After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 26 of 28

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2020					1Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	301.3	21.3	68.1	28.5	419.3	304.5	21.9	66.0	29.2	421.6	-0.6%
Central America	49.2	2.9	0.2	4.8	57.1	48.0	3.0	0.2	5.1	56.4	1.3%
Mexico and Central America	350.5	24.2	68.4	33.3	476.4	352.5	24.9	66.2	34.3	478.0	-0.3%
Colombia	50.2	6.4	5.1	3.8	65.4	45.7	6.3	4.7	3.6	60.4	8.4%
Brazil (3)	174.5	15.5	2.9	13.1	206.0	182.3	14.6	2.4	13.1	212.4	-3.0%
Argentina	27.4	3.8	1.4	2.7	35.2	27.4	3.8	1.0	2.5	34.7	1.5%
Uruguay	9.1	1.2	-	0.1	10.5	9.5	1.0	-	0.1	10.6	-1.2%
South America	261.1	26.9	9.4	19.7	317.1	264.9	25.7	8.1	19.4	318.1	-0.3%
TOTAL	611.7	51.1	77.7	53.1	793.5	617.4	50.6	74.3	53.7	796.1	-0.3%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2020				1Q 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,775.0	158.6	214.0	2,147.7	1,827.4	144.3	251.4	2,223.1	-3.4%
Central America	375.4	22.1	51.0	449.9	388.4	17.9	58.9	465.3	-3.3%
Mexico and Central America	2,150.4	180.8	265.0	2,597.5	2,215.9	162.3	310.3	2,688.4	-3.4%
Colombia	348.3	79.7	37.1	465.1	333.5	84.8	39.5	457.8	1.6%
Brazil (3)	1,091.9	131.3	131.5	1,354.7	1,180.9	124.8	130.0	1,435.7	-5.6%
Argentina	142.1	22.1	18.4	182.6	160.0	22.6	18.3	200.9	-9.1%
Uruguay	46.2	5.2	1.2	52.6	50.1	4.2	0.7	55.0	-4.4%
South America	1,628.5	238.2	188.2	2,054.9	1,724.4	236.4	188.6	2,149.4	-4.4%
TOTAL	3,778.9	419.0	453.2	4,652.4	3,940.3	398.7	498.8	4,837.8	-3.8%

Revenues
Expressed in million Mexican Pesos	1Q 2020	1Q 2019	Δ %
Mexico	21,067	20,574	2.4%
Central America	4,457	4,248	4.9%
Mexico and Central America	25,524	24,823	2.8%
Colombia	3,174	3,189	-0.5%
Brazil (4)	13,968	15,512	-10.0%
Argentina	1,905	1,825	4.4%
Uruguay	777	899	-13.5%
South America	19,824	21,425	-7.5%
TOTAL	45,348	46,248	-1.9%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps.3,786.1 million for the first quarter of 2020 and Ps.4,166.6 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 27 of 28

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q20
Mexico	4.17%	1.33%
Colombia	3.55%	1.51%
Brazil	3.97%	0.86%
Argentina	49.37%	7.59%
Costa Rica	1.96%	0.65%
Panama	0.00%	-0.02%
Guatemala	1.07%	-0.67%
Nicaragua	6.90%	1.02%
Uruguay	7.92%	3.34%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q20	1Q19	Δ %
Mexico	19.86	19.22	3.3%
Colombia	3,537.32	3,134.36	12.9%
Brazil	4.46	3.77	18.2%
Argentina	61.50	39.10	57.3%
Costa Rica	574.26	609.96	-5.9%
Panama	1.00	1.00	0.0%
Guatemala	7.68	7.72	-0.5%
Nicaragua	33.96	32.53	4.4%
Uruguay	39.58	32.83	20.5%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-20	Mar-19	Δ %	Dic-19	Dic-18	Δ %
Mexico	23.51	19.38	21.3%	18.85	19.68	-4.3%
Colombia	4,064.81	3,174.79	28.0%	3,277.14	3,249.75	0.8%
Brazil	5.20	3.90	33.4%	4.03	3.87	4.0%
Argentina	64.47	43.35	48.7%	59.89	37.70	58.9%
Costa Rica	587.37	602.36	-2.5%	576.49	611.75	-5.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.68	0.0%	7.70	7.74	-0.5%
Nicaragua	34.09	32.72	4.2%	33.84	32.33	4.7%
Uruguay	43.01	33.48	28.4%	37.31	32.39	15.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 28 of 28